Exhibit 99.52

Torex Gold Reports Enhanced Return of Capital Program

Targeting to return $350 million in 2026 through share repurchases and dividends

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - May 6, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) announces an enhanced return of capital program, which builds on the Company’s inaugural program announced in November 2025. Under the enhanced program, Torex is targeting to return $350 million to shareholders in 2026 through a combination of share repurchases and dividends, including capital returns through the end of March. For the second quarter of 2026, the Company has declared a quarterly dividend of C$0.16 per share, which reflects a 7% increase over the prior quarterly dividend of $0.15 per share which was first declared in November 2025.

Jody Kuzenko, President & CEO of Torex, stated:

“The enhancements we have made in returning capital to our shareholders reflects our confidence in the underlying strength and free cash flow potential of the business without compromising our ability to execute on other key capital allocation priorities, especially within the current price environment for gold, silver, and copper.

“At current metal prices, we expect to generate more than $650 million in free cash flow in 2026. The $350 million of capital we expect to return to shareholders represents approximately 55% of forecasted free cash flow for the year (approximately 40% before non-sustaining capital expenditures). This builds on the $165 million that has been returned to shareholders to date through dividends and share repurchases since returning to positive free cash flow in June 2025, including $121 million returned during the first quarter of 2026.

“As we evolve our return of capital program through sustainable dividends and share repurchases, we will continue to allocate capital to drive long-term value by extending the mine life and enhancing margins at Morelos, advancing the recently acquired Los Reyes project through the development cycle and into production, and unlocking value through robust drilling programs across our entire portfolio of assets in Mexico as well as Nevada.”

Quarterly Dividend

The Company’s Board of Directors has declared a quarterly dividend of C$0.16 per common share which is payable on June 4, 2026 to shareholders of record at the close of business on May 21, 2026. The dividend qualifies as an eligible dividend for Canadian income tax purposes.

Based on Torex’s closing share price of C$55.62 per share on May 5, 2026, the quarterly dividend declared implies a forward annualized dividend yield of approximately 1.1%. Based on 93,749,407 shares outstanding as of March 31, 2026, the total dividend to be paid in June is expected to be C$15.0 million ($11.0 million).

Share Repurchase Program

Torex plans to purchase shares under its existing NCIB program, which the Company renewed on November 20, 2025.

Through March 31, 2026, the Company has repurchased 2,416,468 shares at an average price per share of C$69.81 under the current NCIB, including 2,141,801 shares at an average price per share of C$70.69 during the first quarter of 2026. Share repurchases during the first quarter represent a 2.2% reduction in shares outstanding since the start of the year.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa and a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Medicine Springs project in Nevada, USA as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, statements regarding future free cash flow generation; the targeted amount of capital to be returned to shareholders in 2026; the percentage of free cash flow (including the percentage calculated excluding the impact of non-sustaining capital expenditures) to be returned to shareholders in 2026; and the sustainability of capital returns through dividends and share repurchase. Forward-Looking Information also includes the Company’s key strategic objectives to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, “forecast” or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s most recent annual information form (“AIF”) and management’s discussion and analysis for the three months ended March 31, 2026 (“MD&A”). Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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